AB 3/6

08028432

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CULLUM + BURKS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 NOEL ROAD, SUITE 1300
(No. and Street)

DALLAS (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 1 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA GROUP, LLP
(Name – *if individual, state last, first, middle name*)

14241 DALLAS PKWY, Ste 200, DALLAS, TX 75254
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10

OATH OR AFFIRMATION

I, NEIL DELANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum + Burks Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLA J. JENSON
Notary Public, State of Texas
My Commission Expires
MARCH 27, 2010

Gayla Jenson
Notary Public

N A Delaney
Signature

CFO and FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2007 and 2006

KBA GROUP | LLP Certified Public Accountants

CULLUM & BURKS SECURITIES, INC.

TABLE OF CONTENTS

Page

Report of Independent Certified Public Accountants 3

Financial Statements

Statements of Financial Condition 4

Statements of Operations 5

Statement of Changes in Shareholder's Equity 6

Statements of Cash Flows 7

Notes to Financial Statements 8

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (Schedule 1) 12

Reserve and Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Schedule 2) 13

Internal Control Report 14

KBA®
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (the "Company") as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP
KBA GROUP LLP
Dallas, Texas
February 27, 2008

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 33,527	$ 223,048
Deposit with clearing organization	50,000	35,000
Receivable from brokers and dealers	411,079	314,201
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	17,146	17,146
Other assets	12,054	6,342
Total assets	$ 541,806	$ 613,737

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Commissions payable	$ 350,266	$ 456,765
Accounts payable and accrued expenses	42,767	25,654
Liabilities subordinated to claims of general creditors	18,000	18,000
Total liabilities	411,033	500,419
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	223,980	252,080
Accumulated deficit	(93,217)	(138,772)
Total shareholder's equity	130,773	113,318
Total liabilities and shareholder's equity	$ 541,806	$ 613,737

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions and fees	$ 6,364,183	$ 5,097,080
Other	371,940	277,824
	6,736,123	5,374,904
EXPENSES		
Commissions	5,346,876	4,272,998
Operating expenses	585,136	481,043
Payroll expenses	425,042	303,317
Occupancy	105,340	106,989
Floor brokerage and clearance fees	228,174	193,893
Depreciation	-	5,611
	6,690,568	5,363,851
Net income before income tax expense	45,555	11,053
INCOME TAX EXPENSE	-	-
Net income	$ 45,555	$ 11,053

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2007 and 2006

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2005	10,000	$ 10	$ 252,080	$ (149,825)	$ 102,265
Net income	-	-	-	11,053	11,053
Balance at December 31, 2006	10,000	10	252,080	(138,772)	113,318
Distributions	-	-	(28,100)	-	(28,100)
Net income	-	-	-	45,555	45,555
Balance at December 31, 2007	10,000	$ 10	$ 223,980	$ (93,217)	$ 130,773

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 45,555	$ 11,053
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	-	5,611
Change in operating assets and liabilities:		
Deposits with clearing organizations	(15,000)	(20,000)
Receivable from brokers and dealers	(96,878)	(5,967)
Other receivables	-	6,553
Other assets	(5,712)	(3,018)
Commissions payable	(106,499)	81,949
Accounts payable and accrued expenses	17,113	(38,860)
Net cash provided by (used in) operating activities	(161,421)	37,321
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(28,100)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(189,521)	37,321
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	223,048	185,727
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 33,527	$ 223,048
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,080	$ 1,080
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients throughout the United States. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., ("Parent") began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. Deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation.

NOTE B. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6.667% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $119,573, and excess capital of $93,369. The Company's ratio of aggregate indebtedness to net capital was 3.28 at December 31, 2007.

NOTE C. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consists of the following:

	2007	2006
Office furniture and fixtures	$ 17,334	$ 17,334
Office equipment	1,324	1,324
Computer equipment	21,747	21,747
Art	17,147	17,147
	57,552	57,552
Accumulated depreciation	(40,406)	(40,406)
	$ 17,146	$ 17,146

Depreciation expense totaled $0 and $5,611 for the years ended December 31, 2007 and 2006, respectively.

NOTE D. INCOME TAXES

At December 31, 2007 and 2006, deferred income taxes result from temporary differences as follows:

	2007	2006
Deferred tax assets:		
Effect of change from cash to accrual basis	$ -	$ 9,600
Net operating loss	17,279	16,311
Deferred tax liabilities:		
Property and equipment	(175)	(60)
Valuation allowance	(17,104)	(25,851)
Net deferred tax	$ -	$ -

At December 31, 2007, the Company has a net operating loss carryforward for federal income tax purposes of approximately $90,000, which will begin to expire in 2022. The Company believes that, based on a number of facts, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

NOTE E. RELATED PARTY TRANSACTIONS

The Company incurred commissions and fees to two shareholders of its Parent during 2007 and 2006 in the amount of $270,453 and $178,791, respectively. Amounts due to these related parties at December 31, 2007 and 2006 totaled $986 and $2,834, respectively.

During 2007, the Company earned commission totaling $317,500 from a Company affiliated through common ownership. At December 31, 2007, amounts due from this affiliated company included in receivable from brokers and dealers was $86,969.

NOTE F. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2007 and 2006, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2009.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE G. COMMITMENTS

The Company leases its office space under a operating lease. Future minimum payments under the noncancellable operating lease is as follows:

Year ended December 31,	
2008	$ 88,270
2009	72,221
	$ 160,491

Total rent expense for the years ended December 31, 2007 and 2006 was approximately $105,000 and $107,000, respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

SCHEDULE I

Net capital:		
Total shareholder's equity	$	130,773
Add: Liabilities subordinated to claims of general creditors		18,000
Less: Non-allowable assets		(29,200)
Net capital	$	119,573
Aggregate indebtedness:		
Total liabilities	$	411,033
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:		
Liabilities subordinated to claims of general creditors		(18,000)
Total aggregate indebtedness	$	393,033
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$	26,204
Capital excess	$	93,369
Ratio of aggregate indebtedness to net capital		3.28:1
Reconciliation pursuant to Rule 17a-5(d) (4):		
Net capital as previously reported (unaudited x-17A-5)	$	119,541
Other		32
Net capital, as reported herein	$	119,573

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision (k)(2)(i).

KBA® GROUP | LLP
Certified
Public
Accountants

INTERNAL CONTROL REPORT

The Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cullum & Burks Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cullum & Burks Securities, Inc. for the year ended December 31, 2007, and this report does not affect our report dated February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 27, 2008

END